UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the plan year ended December 31, 2009

Or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File No. 1-9232

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Volt Information Sciences, Inc. Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

Volt Information Sciences, Inc.
1065 Avenue of the Americas
New York, NY  10018

VOLT INFORMATION SCIENCES, INC. SAVINGS PLAN
FORM 11-K

TABLE OF CONTENTS

		Page No.

	Report of Independent Registered Public Accounting Firm	2

(a)	Financial Statements:

	Statements of Net Assets Available for Benefits - December 31, 2009
	and December 31, 2008	3

	Statements of Changes in Net Assets Available for Benefits -
	For the years ended December 31, 2009 and December 31, 2008	4

	Notes to Financial Statements	5

	Supplemental Schedule*:

	Schedule H, Line 4(i) -Schedule of Assets (Held at End of Year)	17

Signature		18

(b)	Exhibit

	Consent of Independent Registered Public Accounting Firm	19

_________

* Other schedules required by Section 2520.103-10  of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

Report of Independent Registered Public Accounting Firm

The Trustees of the Volt Information Sciences, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Volt Information Sciences, Inc. Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Mitchell & Titus, LLP
New York, New York
June 28, 2010

Volt Information Sciences, Inc. Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2009	2008
Assets
Cash	$-	$6,289

Investments, at fair value:
Mutual funds	58,825,107	42,465,858
Volt Information Sciences, Inc. Common Stock Fund	6,596,460	4,942,724
Common/Collective trusts	32,708,962	26,375,621
Self-Directed brokerage accounts	1,553,291	861,640
Participant loans	2,545,448	2,546,496
Total investments	102,229,268	77,192,339

Contributions receivables:
Employer	750,483	1,483,869
Participants	162,092	173,549
Total contributions receivable	912,575	1,657,418

Interest and dividend receivable	98,143	72,256

Total assets	103,239,986	78,928,302

Liabilities
Payable for investments purchased	1,228	-

Total liabilities	1,228	-

Net assets available for benefits reflecting investments
at fair value	103,238,758	78,928,302

Adjustment from fair value to contract value for interest in collective trusts relating to fully benefit-responsive
investment contracts	(133,710)	887,554

Net assets available for benefits	$103,105,048	$79,815,856

See accompanying notes to financial statements.

Volt Information Sciences, Inc. Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2009	2008
Additions to net assets attributed to:
Investment income:
Interest and dividend income	$1,609,101	$1,005,760
Net appreciation (depreciation) in fair value of investments	18,779,381	(37,729,551)
Total investment gain (loss)	20,388,482	(36,723,791)

Contributions:
Participant	12,256,982	14,886,442
Employer	830,810	2,972,884
Total contributions	13,087,792	17,859,326

Total additions (net of investment losses)	33,476,274	(18,864,465)

Deductions to net assets attributed to:
Benefits paid to participants	10,161,741	8,578,853
Transfers from plan	391	9,353,295
Administrative expenses	24,950	17,975

Total deductions	10,187,082	17,950,123

Net increase (decrease)	23,289,192	(36,814,588)

Net assets available for benefits at beginning of year	79,815,856	116,630,444
Net assets available for benefits at end of year	$103,105,048	$79,815,856

See accompanying notes to financial statements.

Volt Information Sciences, Inc. Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

A.  Plan Description

The Volt Information Sciences, Inc. Savings Plan (the “Plan”), as amended and restated, was adopted by the Board of Directors of Volt Information Sciences, Inc. (“Volt” or the “Company”) on September 29, 1980.  It is a defined contribution savings plan in which eligible employees of the Company can participate. The Plan consists of employee 401(k) contributions and employer contributions.

In January 2000, the Volt Information Sciences, Inc. Employee Stock Ownership Plan (“ESOP”) was merged into the Plan. In connection therewith, all of the ESOP assets were transferred into the Plan. All ESOP benefit accruals were frozen and all ESOP accounts became fully vested effective January 1, 2000.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

A brief description of certain provisions of the Plan agreement is as follows. A more detailed description of the Plan provisions is maintained in the plan document.

Eligibility: Employees become eligible on their first day of employment, except as outlined in the plan document.

Participant Contributions: Since May 2007, new employees are automatically enrolled in the Plan with a 3% contribution, with a thirty day grace period to opt out. Participants have the option of contributing up to 60% of base compensation, up to the Internal Revenue Service maximum or Plan limitations, which is not currently taxable to the employee, into any of the Plan’s available core fund options. Participants who have reached age 50 on or before December 31 of any year may elect to make a catch-up contribution up to the Internal Revenue Service maximum.

Employer Contributions: Effective January 1, 2009, the Company provides a matching contribution equal to 50% of the first 2% of salary contributions by eligible participants. Prior to then, the Company provided a matching contribution equal to 50% of the first 3% of salary contributions by eligible participants. Company matching contributions are made semi-annually. These contributions vest at a rate of 20% per year over a five-year period. The forfeited portion of an account of an employee who leaves employment with Volt without being fully vested may be used to reduce future employer contributions. At December 31, 2009 and 2008, the balance of unused forfeitures was $110,922 and $616,394, respectively. In 2009, the Plan used $753,388 of forfeitures to fund employer contributions.

Volt Information Sciences, Inc. Savings Plan

Notes to Financial Statements (continued)

A.  Plan Description (continued)

Rollover Contributions: The Plan accepts rollover contributions by participants from other plans. Rollover contributions generally consist of lump-sum distributions received by an employee from a qualified retirement plan, an individual retirement account or individual retirement annuity. Rollover contributions are included in participant contributions in the statements of changes in net assets available for benefits.

Investments: Upon enrollment or re-enlistment and on a daily basis thereafter, each participant can direct that his or her contributions and the Company matching contribution be invested in one or more of the available core funds. In addition, participants have the option to participate in a self-directed account and may invest 100% of their account balance in mutual funds outside of the core funds.

Payment of Benefits: Participants may make a withdrawal from any of their vested accounts at any time on or after attaining age 59 ½. Participants may also make a withdrawal in case of a severe financial hardship, as defined under the Internal Revenue Service regulations. Upon termination of employment, the participant may request a distribution of his or her vested account balance.  Benefits are recorded when paid.

Participant Loans: The Plan has a loan provision which permits participating employees to borrow from their 401(k) contribution account. The minimum loan amount is $1,000. The maximum loan is 50% of the participant’s account balance, up to $50,000. The loan, together with interest, is repaid through payroll deductions. Interest is credited to the participant’s account. The interest rate is the prime rate, at the time the loan is processed, plus 1%.

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. Upon such termination, participants become 100% vested and Plan assets will be distributed to participants based on their individual account balances.

B.  Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Volt Information Sciences, Inc. Savings Plan

Notes to Financial Statements (continued)

B.  Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date. See Note D for discussion and disclosures related to fair value measurements.

The Stable Value Trust Fund invests in fully benefit-responsive contracts.  This fund is recorded at fair value (See Note D); however, since these contracts are fully benefit- responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Administrative Expenses

Costs and expenses incurred with regard to the administration of the Plan may be paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Volt Information Sciences, Inc. Savings Plan

Notes to Financial Statements (continued)

B.  Significant Accounting Policies (continued)

New Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended FASB Statement No. 157 (codified as ASC 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

 In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.

In September 2009, the FASB issued Accounting Standards Update (ASU) 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per unit (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note D for these disclosures.

Volt Information Sciences, Inc. Savings Plan

Notes to Financial Statements (continued)

B.  Significant Accounting Policies (continued)

Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.

In September 2009, the FASB issued ASU 2009-06, Income Taxes – Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities.  This ASU provides amendments to ASC Topic 740, Income Taxes.  The new guidance clarifies that a reporting entity must consider the tax positions of all entities regardless of the tax status of the reporting entity.  The adoption of this guidance did not have a material impact on the Plan’s financial statements.

Volt Information Sciences, Inc. Savings Plan

Notes to Financial Statements (continued)

C.  Investments

The fair value of investments held by the Plan as of December 31, 2009 and 2008 were as follows:

Investments at fair value	December 31
	2009		2008
Common/Collective Trusts:
Schwab Managed Retirement 2010	$2,131,648		$1,793,177
Schwab Managed Retirement 2020	3,060,470		2,076,486
Schwab Managed Retirement 2030	3,447,157		2,112,238
Schwab Managed Retirement 2040	2,523,591		1,113,802
Schwab Managed Retirement 2050	1,556,429		554,094
Schwab Managed Retirement Inc	477,644		443,748
Schwab Stable Value Fund	19,512,023	*	18,282,076	*
Mutual Funds:
Alger Small Cap Growth Fund	2,825,061		1,791,195
American Beacon Large Cap Value Fund	3,523,796		2,140,993
Davis New York Venture Fund	1,050,666		1,211,748
Dreyfus Bond Market Index Inc (1)	1,033,395		-
Goldman Sachs Mid-Cap Value Fund	11,304,564	*	8,545,203	*
Laudus International Market Masters Fund	8,138,127	*	4,913,157	*
Morgan Stanley Mid Cap Growth Fund	2,785,682		1,306,324
Northern Small Cap Value Fund	1,219,340		906,068
Schwab S&P 500 Index Fund	17,002,924	*	13,389,625	*
T Rowe Price Growth Stock Fund	3,213,169		1,793,865
Western Asset Core Plus Port Fund	6,728,383	*	6,467,680	*
Volt Information Sciences, Inc. Common Stock Fund	6,596,460	*	4,942,724	*
Self-directed accounts	1,553,291		861,640
Participant loans	2,545,448		2,546,496
Total investments at fair value	$102,229,268		$77,192,339

*Individual investment representing 5% or more of net assets available for benefits.

(1) In June 2009, the Dreyfus Bond Market Index Fund was added as an additional fund option.

Volt Information Sciences, Inc. Savings Plan

Notes to Financial Statements (continued)

C.  Investments (continued)

During the years ended December 31, 2009 and 2008, the Plan’s investments (including investments purchased, sold and held during the year) appreciated (depreciated) in fair value as follows:

	December 31
	2009	2008

Mutual funds	$13,548,924	$(27,387,806)
Volt Information Sciences, Inc. Common Stock Fund	1,949,533	(7,571,931)
Common/Collective trusts	3,280,924	(2,769,814)
Net change in fair value	$18,779,381	$(37,729,551)

D.  Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date  (i.e., exit price).  The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1:	Quoted market prices in active markets for identical assets or liabilities.

Level 2:
Quoted prices in active markets for similar assets and liabilities, quoted prices for identically similar assets or liabilities in markets that are not active and models for which all significant inputs are observable either directly or indirectly.

Level 3:	Unobservable inputs reflecting the reporting entity's own assumptions or external inputs for inactive markets.

Volt Information Sciences, Inc. Savings Plan

Notes to Financial Statements (continued)

D.  Fair Value Measurements (continued)

The fair value measurement level of assets and liabilities within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.

Common Stocks Fund: Valued at the closing price reported on the active market on which the individual securities are traded.

Common/Collective Trusts: Valued at the NAV per unit as reported by the respective funds.

Mutual Funds: Valued at the NAV of units held by the Plan as reported on the active market at year end.

Participant Loans: Valued at amortized cost, which approximate fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and December 31, 2008:

Volt Information Sciences, Inc. Savings Plan

Notes to Financial Statements (continued)

D.  Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
US equities	$50,686,980			$50,686,980
International equities	8,138,127			8,138,127
Volt Common Stock	6,596,460			6,596,460
Lifecycle funds (a)		$13,196,939		13,196,939
Stable value fund (b)		19,512,023		19,512,023
Self-Directed brokerage accounts
US Common stock	719,561			719,561
International Common stock	99,142			99,142
Cash equivalents	321,154			321,154
Mutual funds	269,086			269,086
Other	144,348			144,348
Loans to participants			$2,545,448	2,545,448
Total assets at fair value	$66,974,858	$32,708,962	$2,545,448	$102,229,268

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds:
US equities	$37,552,701			$37,552,701
International equities	4,913,157			4,913,157
Volt Common Stock	4,942,724			4,942,724
Lifecycle funds (a)		$8,093,545		8,093,545
Stable value fund (b)		18,282,076		18,282,076
Self-Directed brokerage accounts
Cash equivalents	311,107			311,107
US Common stock	281,471			281,471
International Common stock	23,370			23,370
Mutual funds	221,544			221,544
Other	24,148			24,148
Loans to participants			$2,546,496	2,546,496
Total assets at fair value	$48,270,222	$26,375,621	$2,546,496	$77,192,339

Volt Information Sciences, Inc. Savings Plan

Notes to Financial Statements (continued)

D.  Fair Value Measurements (continued)

______________

(a)
This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These common/collective trust funds share the common goal of first growing and then later preserving principal and contain a mix of domestic equities, international equities, fixed income and stable value. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the NAV per unit.

(b)
This category includes a common/collective trust fund that is designed to provide a stable rate of return with preservation of principal and liquidity. This fund invests primarily in investment contracts issued by insurance companies, banks and other financial institutions. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund.

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets (participants’ loans) for the year:

	December 31, 2009	December 31, 2008

Balance, beginning of year	$2,546,496	$3,335,055

Purchases, sales, issuances and settlements (net)	(1,048)	(788,559)

Balance, end of year	$2,545,448	$2,546,496

Volt Information Sciences, Inc. Savings Plan

Notes to Financial Statements (continued)

E.  Tax Status

The Plan has received a determination letter from the Internal Revenue Service, dated October 7, 2008, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

F.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to the Form 5500:

	December 31
	2009	2008
Net assets available for benefits per the financial statements	$103,105,048	$79,815,856
Less: Contract value adjustment	133,710	(887,554)
Less: Amounts allocated to withdrawing participants	(286,769)	(279,011)
Net assets available for benefits per the Form 5500	$102,951,989	$78,649,291

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2009:

Benefits paid to participants per the financial statements	$10,161,741
Add: Amounts allocated to withdrawing participants at year-end	286,769
Less: Amounts allocated to withdrawing participants at prior year-end	(279,011)
Benefits to participants per the Form 5500	$10,169,499

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims to have been processed and approved for payment prior to the Plan year-end but not yet paid as of that date.

Volt Information Sciences, Inc. Savings Plan

Notes to Financial Statements (continued)

F.  Reconciliation of Financial Statements to Form 5500 (continued)

Fully benefit-responsive investment contracts are recorded at fair value on Form 5500 and contract value is recognized in net assets available for benefits in the financial statements. Consequently, the reported NAVs on Form 5500 and in the financial statements will differ and total additions in the financial statements may differ from the total income reported on the Form 5500.

G.  Transfers from Plan

In September 2008, the Company sold the net assets of its directory systems and services business and its North American telephone directory publishing operations. As a result, the terminated employees’ account balances were transferred to the successor company’s savings plan.

H.  Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Investment Management Inc. (Charles Schwab). Charles Schwab is the trustee, as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

I.  Subsequent Event

Effective March 15, 2010, the Plan eliminated two funds and the assets in the respective funds were transferred into two new funds as outlined below:

From	To
Laudus International Market Masters Fund	Thornburg International Value R4
Schwab S&P 500	GE S&P 500

EIN: #13-5658129
Plan: #001

Volt Information Sciences, Inc. Savings Plan

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2009

Description	Units/Shares	Current Value
Schwab Managed Retirement 2010*	144,518	$2,131,648
Schwab Managed Retirement 2020*	200,424	3,060,470
Schwab Managed Retirement 2030*	220,125	3,447,157
Schwab Managed Retirement 2040*	161,458	2,523,591
Schwab Managed Retirement 2050*	193,345	1,556,429
Schwab Managed Retirement Inc*	40,376	477,644
Alger Small Cap Growth Fund	127,485	2,825,061
American Beacon Large Cap Value Fund	214,604	3,523,796
Davis New York Venture Fund	33,914	1,050,666
Dreyfus Bond Market Index Inv	100,330	1,033,395
Goldman Sachs Mid-Cap Value Fund	390,082	11,304,564
Laudus International MarketMasters Fund	507,998	8,138,127
Morgan Stanley Mid Cap Growth Fund	102,002	2,785,682
Northern Small Cap Value Fund	99,214	1,219,340
Schwab S&P 500 Index Fund*	980,561	17,002,924
T Rowe Price Growth Stock Fund	117,569	3,213,169
Schwab Stable Value Fund	1,041,162	19,512,023
Western Asset Core Plus Port Fund	664,204	6,728,383
Personal Choice Retirement (1)		1,553,291
Volt Information Sciences, Inc Common Stock Fund*	659,646	6,596,460
Participants loans**	2,545,448	2,545,448
		$102,229,268

*	Indicates party-in interest to the Plan.

**	All loans mature within 10 years; interest rates range from 4.25% to 10.5%.

(1)	Personal Choice Retirement, the participants’ self-directed accounts, consists of various investments.

Volt Information Sciences, Inc. Savings Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

VOLT INFORMATION SCIENCES, INC.
SAVINGS PLAN

By:	/s/ Jack Egan
Jack Egan, Administrator

Date: June 28, 2010